[On letterhead of MakeMyTrip Limited]
Date: May 24, 2011
Via EDGAR and Facsimile +1.703-813-6967
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski

Re:	MakeMyTrip Limited Registration Statement on Form F-1 (Registration No. 333-172572)
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, MakeMyTrip Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on, Thursday, May 26, 2011, at 4:00 p.m. New York City time, or as soon as practicable thereafter, unless the Company or its US counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Alexander F. Cohen and Rajiv Gupta, by facsimile to (202) 637-2201 and +65-6536-1171.

Yours sincerely MakeMyTrip Limited
By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Financial Officer